For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Organizational Alignments to Focus on Leadership and Growth

TORONTO - July 25, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) has made the following updates to its organizational structure to further support the Company’s existing strategic direction.

The Company remains fully committed to the re-engineering strategies formulated over the past year under the guidance of Brandon G. Stranzl, who continues to lead the organization as Executive Chairman. As announced on June 8, 2016, the re-engineering of Sears Canada focuses on four primary workstreams:

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Sears 2.0, which is reinventing Sears Canada’s retail store format with a more customer-focused and relevant assortment architecture, designed to increase inventory turnover and enable a more compact in-store layout;

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Initium Commerce Lab, a technology and software development initiative focused on building new I.T. architecture both to run all of Sears Canada and to facilitate new business ventures, including an updated digital commerce experience and expanded commercial logistics capabilities;

•	Real Estate Development, which will match the Company’s real estate portfolio to better suit its needs under the Sears 2.0 designs to operate a profitable store-based retail business; and

•	Cost Structure, which will bring the Company’s Selling, General and Administrative expense structure in line with its business.

As communicated in June 2016, Heywood Wilansky, a retail executive with over 45 years of retail experience and 20 years of Board experience, including as CEO of several retail banners including Value City, Bon Ton Stores Inc., DSW Inc., Filene’s Department Stores, Filene’s Basement, and Foley’s, has been appointed as a Director of the Company. Mr. Wilansky will now play an expanded role at Sears Canada, as a Senior Advisor for Merchandising, Marketing and Retail, and, in such capacity, will provide strategic and operational guidance to the leaders of the Company. Mr. Wilansky will work closely with Mr. Stranzl as well as the existing merchandising leadership team, which has continued to strengthen over the past few years both through key new additions and organic growth. Sears Canada’s merchandising team has now developed a healthy institutional language and memory, focused on performance based management of the Company. This team will execute the Company’s strategy, and Sears Canada expects that many of its future senior executives and leadership will come from the organic growth of this team.

“Since joining the Board, Heywood has provided instrumental support and guidance, and helped us enhance and deepen relationships with existing vendors and develop relationships with new vendors,” said Mr. Stranzl. “It is an honour to have Heywood now working more directly with our team to execute on our business plans.”

Merchandising brand partnerships are an important component of the Company’s strategies. In her role as President and Chief Merchant, Carrie Kirkman was brought aboard to focus on strategic brand partner development. Several new brands will make their debut in Sears Canada this fall. Ms. Kirkman’s role will now transition to an advisory role, with continued focus on strategic brand partner development. Accordingly, following the end of the Company’s second fiscal quarter, she will transition away from her position with the Company and as a Director but will continue to be available in an advisory capacity to further the Company’s brand partner development.

Becky Penrice, appointed as Executive Vice-President and Chief Operating Officer in April, 2016, continues to drive a culture of innovation, speed, and teamwork. Ms. Penrice oversees all aspects of the business strategy by working with the Company’s senior leaders to deliver meaningful value companywide. Becky now has primary responsibility for the Sears 2.0 reinvention stores and is working with her head office colleagues, the store teams and other stakeholders to lead the successful execution of this transformation.

Stephen Champion has been named Executive Vice-President, Real Estate and Strategic Opportunities. Stephen will have primary responsibility for the execution of the Real Estate workstream.

“We are committed to executing our business plans and will continue to iterate our team forward and grow our bench of talented leaders,” added Mr. Stranzl. “The Sears Canada of today is focused on being customer obsessed, relentless in its drive for innovation, and moving forward with a growth mindset to become the no-compromise retailer for Canadians to get everything they need.”

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 154 corporate stores, 106 Hometown stores, over 1,100 catalogue and online merchandise pick-up locations, 82 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.